Exhibit 12.01

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees	$(54,600)	$55,189	$14,253	$30,788	$16,753	$27,087
Distributed income of equity investees	339	413	90	384	266	222
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	13,468	11,391	8,529	4,965	2,508	1,155
Rentals	69	83	81	88	58	54
Total fixed charges	$13,537	$11,474	$8,610	$5,053	$2,566	$1,209
Pre-tax (loss) income from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$(40,724)	$67,076	$22,953	$36,225	$19,585	$28,518
Ratio of earnings to fixed charges	(A)	5.8	2.7	7.2	7.6	23.6

(A)	Due to the Company’s loss for the nine months ended September 30, 2015, the ratio coverage in that period was less than 1:1. The Company would have had to generate additional earnings of $54,261 to achieve coverage of 1:1 in that period.